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The Board of Directors and Stockholders
Rare Medium Group, Inc.:

We consent to the incorpation by reference in this registration statement on Form S-3 of Rare Medium Group, Inc. of our report dated December 16, 1999, with respect to the combined balance sheets of College Media, Inc. and CMJ Online, Inc. as of December 31, 1998 and 1997, and the related combined statements of operations, deficiency, and cash flows for each of the years in the two-year period ended December 31, 1998, which report appears in the Form 8-K/A of Rare Medium Group, Inc. dated December 23, 1999. We also consent to the reference to our Firm under the caption "Experts" in the registration statement.

                                                    Rubin & Katz LLP

New York, New York
February 10, 2000